

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2007

MAIL STOP 3561

William Raike, President
Raike Real Estate Management Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

Re: WFG Real Estate Income Fund, LLC
Amendment 6 to the Offering Statement on
Form 1-A
Filed December 10, 2007
File No. 24-10163

Dear Mr. Raike:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I - Notification
Significant Parties

1. Please list the business and residential addresses for each person listed in this section. In particular, we note the addition of information regarding the underwriter.

General

2. Prior to the qualification of the company's offering statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority.

Offering Circular
Cover Page

3. Provide clear disclosure of the underwriter as required by Item 1(g) of Model B.

Conflicts of Interest, page 16

4. We continue to note the reference to equity interest on page 17. Please clarify such interest in light of our prior comment relating to the Investment Company Act of 1940. Please revise any similar references throughout the offering circular. This includes references to equity in the discussion of the business of the fund. These references to equity are inconsistent with the statement that the Fund will not invest in stocks, bonds or other types of liquid investments.

Business of the Fund, page 19

5. We reissue comment three from our letter dated October 11, 2007. We note the disclosure on page 21 that "the business plan calls for the Fund to make its initial investments in 2007 with the expectation that returns to the Fund would be generated commencing 12 to 18 months after the initial investment date." Since you have not identified any properties, it is not clear how you are able to disclose the expectation of returns. Please clarify.

6. We reissue comment four from our letter dated October 11, 2007. We note your prior disclosure at the top of page 20 that the fund's "business plan contains specific goals as to the types of investment strategy which will be followed by the manager." Please explain the removal of this disclosure. Also, revise to discuss the "goals" and "investment strategy" in the noted disclosure. As indicated previously, without specific investment criteria, specific types of investment or specific investment strategies, the issuer would be considered a blank check company and Regulation A would not be available.

7. We reissue comment five from our letter dated October 11, 2007. Please provide a detailed plan of operations as requested by Item 6(a)(3)(i) of Model B of Form 1-A. Please revise to clarify how you will conduct your business based on the level of proceeds you receive.

8. Clarify the "general research" conducted by Mr. Raike into local markets and

William Raike
WFG Real Estate Income Fund LLC
December 17, 2007
Page 3

prospective investment opportunities.

9. The statement that Mr. Raike's research has led him to conclude that "the Fund could negotiate and obtain interests in real estate Projects providing attractive returns" is speculative given the lack of any specific investments and the lack of operations. Please remove.

Plan of Distribution, page 38

10. Provide the disclosure required by Item 4 of Model B regarding the underwriters.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Health Care Services

cc: Geoffrey Chalmers
    Fax (617) 227-3709